Exhibit 99.1

ELBIT IMAGING ANNOUNCES SEVERAL STEPS INTENDED TO STRENGTHEN ITS FINANCIAL POSITION

Tel Aviv, Israel, July 18, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today several steps intended to strengthen its financial position as follows:

Non-Binding Memorandum of Understanding for the Sale of a Portion of its Elbit Medical Shares

The Company has entered into a Non-Binding Memorandum of Understanding ("MOU") with the Exigent Capital Group ("Exigent") for the sale of between 11,574,146 ordinary shares of Elbit Medical Technologies Ltd. ("Elbit Medical") (5% of its outstanding share capital) and 115,741,467 ordinary shares of Elbit Medical (50% of its outstanding share capital) (the “Maximum Quantity”) for a price per share of NIS 0.96 ($0.26 based on the NIS-US$ representative rate of exchange as of today) ("Per Share Price").

Under the terms of the MOU, Exigent is to purchase 11,574,146 shares of Elbit Medical within 30 days of signing a definitive agreement between the parties (the "Initial Closing").

During the period from the Initial Closing until November 25, 2018, Exigent may purchase additional shares up to the Maximum Quantity (including the shares purchased at the Initial Closing), at the Per Share Price, but it is not obligated to do so.

If, prior to November 25, 2018, the Company receives a binding, irrevocable offer from a third party to acquire Elbit Medical shares for a price per share (the "Offer Price") at least 7.5% higher than the Per Share Price, then Exigent shall have the right of first refusal ("Right of First Refusal").

In addition, in such event, Exigent shall have the right to tag-along with such sale of shares to the offeror. In the event that Exigent does not exercise its Right of First Refusal, Exigent shall be entitled to compensation.

The parties also intend to enter into a three-year voting agreement regarding the appointment of directors in the Company.

During the term of the voting agreement, each party shall have a right of first offer with respect to any sale of shares by the other party, subject to certain exceptions.

The consummation of the transaction is subject to the execution of a definitive agreement and the fulfillment of certain conditions precedent. At this stage, there is no certainty that the transaction will be completed.

Buyback Plan for the Series I Notes

The Company also announced today that its board of directors approved, subject to the completion of the Initial Closing (of the transaction described above), a new plan for the repurchase of the Company's Series I notes ("Notes"), commencing on August 26, 2018 for a total consideration of up to NIS 70 million (approximately $19 million) ("Plan"). The repurchases will be made on the Tel Aviv Stock Exchange or in privately negotiated transactions. The Plan does not require the Company to acquire any or a specific amount of Notes, and it may be modified, suspended, extended or discontinued without prior notice. Notes repurchased by the Company will immediately be canceled.

Examining Other Fundraising Options

The Company is exploring the possibility of raising funds in a public offering or private placement. Such fundraising, its terms, scope and timing, are subject to approval by the Company's relevant organs, the receipt of regulatory approvals (if necessary), and other factors such as market conditions.

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes relating to: (i) the possibility of completing the transaction with Exigent; (ii) executing the buyback plan for the Notes; and/or (iii) the fundraising (if at all). Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those projected, expressed or implied in the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company will be unable to reach a definitive agreement with Exigent, the risk that the parties will fail to satisfy conditions precedent for closing the transaction, the risk that Exigent will be unable to complete the transaction and purchase Elbit Medical shares, the risk that the Company will decide to suspend the buyback Plan for the Notes (including due to market conditions), and risk that the Company will be unable to raise funds (inter alia due to market conditions or lack of demand for the Company's securities). More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. Any forward-looking statements contained in this press release speaks only as of the date of this press release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in this press release will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com